FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: November 15, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations

15 November, 2007 9M07 Results

1 Solid earnings… - Net income up 13% in a like-for-like basis … in a challenging operating environment - Moderate demand and wholesale prices in Spain and other European countries where Endesa operates - Low rainfall and scarcity of gas in Latin America Growth in line with our commitment 9M07 results Highlights

2 Change +7% +6% +13% Change +2% 0% -4% +5% +5% 5,612 4,100 -706 1.24x 15,549 8,189 1,979 -21% 9M 2006 5,479 4,109 -736 1.24x 14,847 7,819 2,508 9M 2007 Positive earnings in a challenging operating environment CONSOLIDATED RESULTS Revenues Gross profit EBITDA EBIT Net financial expense Leverage euroM Net income (1) Stripping out the following one-off items: - Recognition in 9M06 of revenues for non-mainland stranded costs for 2001-2005, with a euro227M impact on EBITDA, euro31m on net financial expense and euro197M on net income - euro118M generated by the restatement of the tax base of Endesa Italia’s fixed assets in accordance with Italian law in 9M06 - The tax credit due to the Elesur/Chilectra merger, with a euro101M impact on net income in 9M06 - Asset disposals which had an impact on net income of euro378M in 9M06 and euro42M in 9M07 +6% +8% -8% 31/12/06 30/09/07 Like-for-like change(1)

3 Operating growth in line with targets CONSOLIDATED RESULTS euroM EBITDA 7,440 (1) Recognition of revenues from non-mainland generation deficit in 2001-2005 2005 2006 2007 Target +8% 6,020 7,139 +7% 5,252 4,399 9M 5,612 227(1) 227(1)

4 360 7 36 -19 -142 -107 1,937 1,714 227 31 -19 42 794 388 213 Net Income up 13% (like-for-like) CONSOLIDATED RESULTS Net Income change euroM 2,508 1,979 Net income 9M06 Net income 9M07 EBITDA Amort. Financial Income Other income Taxes Minorities Like-for-like change Non-recurrent adjustments +13%(1) (1) Like-for-like change

5 CONSOLIDATED RESULTS Positive cash flow generation euroM Spain and Portugal After-tax operating cash flow (1) Total net investment (2) Europe Latam Group Cash flow before dividends 3,187 2,424 763 (1) Equivalent to“Net cash flows from operating activities”; (2) (2) Equivalent to “Net cash flows used in investing activities" (includes financial investments and capex) 232 995 Tariff deficit 526 655 589 1,492 2,006 343 232 763

6 Improved financial leverage CONSOLIDATED RESULTS Europe Spain and Portugal Enersis E. Italia Spain, Portugal and other euroM Net debt at 30/09/07 by business Net debt at 30/09/07 by company Net debt stripping out regulatory receivables pending collection at 30/09/07 18,017(1) Net debt stripping out regulatory items: euro18,017M (1) Breakdown of regulatory receivables is provided in the Appendix (page 25) Latam 21,183 21,183 Net debt 1.29x Leverage 1.24x Net debt/equity at 30/09/06 Net debt/equity at 30/09/07 Net debt/EBITDA at 30/09/06 Net debt/EBITDA at 30/09/07 2.88x 2.83x 596 15,507 13,720 1,716 5,080 5,747

7 1H07 Results Strong growth across all businesses Spain and Portugal 9M07 Results

8 SPAIN AND PORTUGAL Positive operating performance Highlights Moderate growth in demand and lower pool prices Lower CO2 cost Leadership and margin enhancement in deregulated business Significant earnings jump in Distribution and Gas activities Regulatory update EBITDA Generation + Supply Distribution 9M07 2,926 2,964 +10% 864 1,913 1,835 9M06 euroM 1,051 Non-mainland deficit 227 +22% +4% Net income 9M07: euro1,390M (+21% Like-for-like(1)) (1) Stripping out the non-recurrent effects of: (a) non-mainland deficit in 9M06: euro227M at the EBITDA level, euro31M in net financial expenses and euro197M impact on net income; and (b) asset disposals which had an impact on net income of euro190M in 9M06 and euro36M in 9M07

9 Leadership and revenues enhancement in deregulated business SPAIN AND PORTUGAL euro/MWh (1) Includes -euro121M in 9M06 and -euro9M in 9M07 following application of Article 2 of RDL 3/2006 Average revenue from mainland generation(1) and pool price Forward sales have acted as a hedge from the fall in pool prices (+euro6.3/MWh additional margin vs. pool) Renewal and signature of new contracts in 9M07 at a price equivalent to euro57/MWh (euro17MWh higher than wholesale market) Generation Sales GWh Wholesale market Rest of sector Endesa Deregulated market Epes and Cesur Pool price: -38% Dereg. revenues: +19% 50,1 Avg. revenues: -1.1% 50,7 53.0 44.6 39.9 64.5 19% 55% 39% 72% 6% 9% 50.1 50.7 9M06 9M07

10 SPAIN AND PORTUGAL Significant improvement in earnings in Distribution and gas activities Gas business Gross Margin Distribution business EBITDA 9M07 9M06 +22% euroM Improved remuneration euroM 177 109 9M07 9M06 +62% Total gas sales: up 24% Gas market share: 14% Quality continues to improve: interruption time declined 32% in the last twelve months 1,051 864 159

11 Regulatory update SPAIN AND PORTUGAL Renewables Solar capacity meet current target RD proposal to revise PV remuneration and adjust it to existing capacity Capacity Payments Subsitute existing system for two incentives:   Investment incentive: 10 years capacity payment for generation assets commissioned after 1997 (includes new and repowered). Amount similar to the former scheme   to be paid for Availability incentive: pending definition, initial focus on hydro and fuel Large Customers Recognition of demand-side-response services for large customers in deregulated market. Facilitates these customers to switch to the liberalized market Tariffs October tariff review: no change YTD Tariff Deficit: euro694M (euro307M to be financed by Endesa(1)) Securitisation of ex-ante deficit for 2007 deficit Distribution Smart meters new regulation: new equipment should allow hourly metering and remote management (1) Following application of Article 2 of RDL 3/2006 net amount financed by Endesa totalled euro298Meuro

12 1H07 Results Strong growth across all businesses Europe 9M07 Results

EUROPE

Stable business in an unfavourable environment


EBITDA
€M
-3%
890
867
746
-4%
718
Italy
147
+12%
165
E. France
-3
9M06
-16
9M07
Rest of Europe

Net income 9M07:

€287M (-6% Like-for-like(1))

Highlights

- Higher margins despite falling prices and demand
- Progress made on capacity plan
- Energy management: extracting additional value from its European asset portfolio
- Progress made on contributions to Endesa Hellas

(1) Stripping out the following one-off items:
- Revaluation of the tax base of fixed assets as permitted by financial legislation in Italy, which resulted in a fiscal net income of €118M in 9M06
- Asset disposals which had an impact on net income of -€3M in 9M07

13

14 9M07 32.2 euro/MWh Italy: higher margins EUROPE Low level of activity: stagnant demand, higher imports and low rainfall Increase in unit margin due to: - Hedged by bilateral contracts and contracts with Acquiriente Unico - Fall in CO2 prices - Greater self-sufficency from Green Certificates (60% vs. 25%) due to Renewables and Biomass Progress on renewables plan (1) (1) Includes energy produced and purchased Origin and destination of 9M07 Sales(1): (GWh) % chg vs. 9M06: -4% Unit margin Italy 9M06 31.0 euro/MWh +4% Destination Origin 24,014 24,014 Supply & large customers Sole acquiror Pool Imports Own output Other purchases 75% 24% 18% 58% 16% 9%

15 EUROPE Endesa France: EBITDA growth in a scenario of low prices Activity maintained despite lower demand (-4%) Increase in unit margin despite lower prices: output hedged with forward energy sales and EDF contract Increasing contribution from non- EDF sales Lower fixed costs (-9%) Industrial Plan progress: - First 10 MW of wind capacity operational - Emile Huchet (860 MW) and Hornaing (430 MW) CCGTs authorized and contracted - Lucy (430 MW) and Lacq (860MW) CCGTs authorized +4% Sales 16.9 euro/MWh Unit margin France 17.6 euro/MWh 9M07 9M06 EdF contract Forward & day ahead market Supply Poland 13,725 13,888 -1% (GWh) 8% 25% 34% 34% 7% 36% 32% 24%

16 1H07 Results Strong growth across all businesses Latin America 9M07 Results

LATIN AMERICA

Strong growth in distribution offsets challenging generation environment


EBITDA
€M
Up 9% in local currency
+7%
1,663
1,781
898
+2%
920
Generation & transmission
815
+13%
924
Distribution
-50
-63
Other
9M06
9M07

Net income 9M07:
€302M (+1% Like-for-like[1])

Highlights

- **Demand growth in all countries**
- **In Generation, increased unit margins offset lower output**
- **Sharp growth in Distribution activity and margins**
- **Emgesa-Betania merger effective on September 1**
- **Cash returns of USD375M in 9M07**

(1) Stripping out the following one-off items:
- Tax credit due to the Elesur/Chilectra merger, with an impact on Net Income of €101M in 9M06
- Asset disposals which had an impact on net income of €17M in 9M06 and €8M in 9M07

17

18 Higher unit margins despite low hydro production Fall in hydro output (down 15%) and greater use of liquid fuels due to gas restrictions 55% rise in node price in Chile (four rises in 2007) High energy prices pushed up unit margin LATIN AMERICA 44,297 -4% 9M07 9M06 Argentina Brazil Chile Colombia Peru 46,364 GWh +10% 9M06 9M07 25.1 27.6 USD/MWh Output Generation margin (USD/MWh) 6,156 5,271 8,778 9,577 14,693 13,992 2,870 3,379 12,501 13,444

19 Strong growth in Distribution Application of new tariffs in Argentina Better margins in Brazil due to lower sector surcharges LATIN AMERICA +8% 38.6(1) 35.9 9M06 9M07 Sales (GWh) Distribution margin (USD/MWh) USD/MWh (1) Does not include retroactive effect of increased tariffs at Edesur (Nov 05 to Jan 07). Argentina Brazil Chile Colombia Peru 45,943 +6% 43,175 9M07 9M06 GWh 3,605 3,868 8,474 7,917 9,235 9,695 11,396 11,933 11,973 11,022

20 Conclusions Solid earnings against a challenging backdrop Optimum position to meet new challenges Unique assets portfolio Financial strength Contribution from new shareholders An experienced and committed team CONCLUSIONS

21 1H07 Results Strong growth across all businesses Back Up 9M07 Results

22 Income Statement Spain and Portugal (1) Stripping out the non-recurrent effects of: (a) non-mainland deficit in 9M06: euro227M at the EBITDA level, euro31M in net financial expenses and euro197M impact on net income; and (b) asset disposals which had an impact on net income of euro190M in 9M06 and euro36M in 9M07 Revenues Gross profit EBITDA EBIT Net financial expense euroM 9M 2007 Change 2,964 2,086 -313 7,400 4,573 Net income 1,390 2,926 2,112 -324 7,235 4,339 1,503 9M 2006 +10% +11% +21% +1% -1% -3% +2% +5% -7% +6% +11% -12% APPENDIX: ENDESA Like-for-like change(1)

23 Income Statement Europe Revenues Gross profit EBITDA EBIT Net financial expense euroM 9M 2007 Change 867 638 -58 3,027 1,129 Net income 287 890 693 -38 3,113 1,137 426 9M 2006 -3% -8% -6% -3% -8% +53% -3% -1% -33% -3% -1% +53% (1) Stripping out effects from extraordinaries: (a) revaluation of the tax base of fixed assets as permitted by financial legislation in Italy which resulted in a fiscal net income of euro118 M in 9M06 and (b) asset disposals which had an effect on net income of -euro3M in 9M07 APPENDIX: ENDESA Like-for-like change(1)

24 (1) Stripping out effects from extraordinaries: (a) non-recurring tax credit due to the Elesur/Chilectra merger, with an impact on Net Income of euro101M in 9M06 and (b) asset disposals with an impact of on net income of euro17M in 9M06 and euro8M in 9M07 Note: EBITDA growth in local currency was 9% Income Statement Latin America Revenues Gross profit EBITDA EBIT Net financial expense euroM 9M 2007 Change 1,781 1,376 -335 5,122 2,487 Net income 302 1,663 1,304 -374 4,499 2,343 408 9M 2006 +7% +6% +1% +7% +6% -10% +14% +6% -26% +14% +6% -10% APPENDIX: ENDESA Like-for-like change(1)

25 1,218 1,650 298 Recognised regulatory items pending collection APPENDIX: ENDESA Mainland deficit 2006 Historical nonmainland deficit Total euroM Mainland 2007 3,166

26 Debt by interest rate structure Debt by currency Debt structure: - Fixed-rate or hedged: 57% (1) - Debt in currency in which cash flow is generated Average cost of debt: 5.79% - Endesa excl. Enersis: 4.43% - Enersis: 9.74% Leverage(1): - Net debt/equity: 1.24x Average life of debt: 5.1 years Liquidity at Endesa: - Endesa excl. Enersis: euro5,705M - Enersis: euro994M Favourable debt structure in a context of rising interest rates Debt structure 21,183 21,183 euroM Main debt characteristics APPENDIX: ENDESA (1) Stripping out regulatory receivables, fixed rate or hedged debt represents 67% of the total with leverage of 1.06x. Euro 76% USD 10% Chilean peso 5% Other 9% Fixed rate 48% Hedge 9% Floating rate 43%

27 Spain and Portugal Installed capacity and output(1) Installed capacity Spain and Portugal Europe Total 9,896 - 3,783 179 1,014 2,740 2,180 MW at 30/09/07 Total Hydro Nuclear Coal Renewables and CHP Natural Gas Fuel oil Output Europe Latam Total TWh 9M07 (% chg vs. 9M06) Total Hydro Nuclear Coal Renewables and CHP Natural Gas Fuel oil - - APPENDIX: ENDESA (1) Data for fully-consolidated companies only. 3,397 6,372 5,362 2,440 5,512 23.8 10.4 0.1 1.1 10.1 2.1 -10% -12% +586% -40% +11% -43% Latam 14,607 - 562 - 8,583 3,138 2,324 44.3 - 1.8 - 27.4 9.7 5.4 -5% - +50% - -15% +23% +9% 3,397 10,717 14,959 8,318 10,016 69.2 17.4 28.6 2.2 6.2 5.7 9.1 +2% -2% +2% +25% +12% +2% -2% 137.3 17.4 40.8 2.3 34.7 25.5 16.6 -3% -2% -1% +30% -12% +13% -7% 1,352 1,531 24,435 48,938

APPENDIX: ENDESA

Progress on capacity plans

Progress on planned capacity initiatives FY07

Spain and Portugal

CCGTs: +800 MW

Non-mainland: +154 MW

Renewables: +327 MW

- Repowering of third coal group at As Pontes finished
- As Pontes CCGT (800 MW) came on stream in August
- 70MW of renewables started up in 9M07 >250MW to be commissioned in 4Q07

Europe

CCGTs Italy:

Renewables Italy: +138 MW

CCGTs France:

Renewables France: +10 MW

- 94 MW of renewables started up in Italy in 9M07 and M.A.Severino farm (44 MW) in 4Q07
- Inauguration of the first wind farm in France (10 MW)
- Emile Huchet (860 MW) and Hornaing (430 MW) CCGTs authorized and contracted. Lucy (430 MW) and Lacq (860 MW) CCGTs authorized

Latin America

Hydro: +82 MW

Thermal: +347 MW

Renewables: +18 MW

- Start up of San Isidro II gas turbine plant (249 MW)
- Construction started on Quintero LNG and supply contract signed
- Bocamina II (345MW) and Quintero gas turbine (250MW) contract awarded
- Capacity increases at existing plants: CH Guavio (+50MW), Termocartagena (Unit 2, +61MW), Ventanilla (+37MW).
- New plants: Palmucho (32MW) & Canela (18MW) in 4Q07

28

29 Endesa CO2 emissions in the EU APPENDIX: ENDESA Total Spain(1) Italy France Poland 9M07 Allocation (MTon CO2) 40.3 9M07 Emissions (MTon CO2) 9M07 Deficit (MTon CO2) Portugal (1) Mainland + island and non-mainland systems. The deficit from the island and non-mainland systems is recognised in revenues 7.4 1.6 0.7 9.2 0.8 0.5 1.8 -0.8 -0.2 49.1 8.8 28.4 2.2 36.4 2.2 8.0 0.0

30 APPENDIX: ENDESA ERPA signed LOI signed *Each fund is accounted for as a discrete project Biomass Methane capture Energy efficiency Wind HFC23 Hydro Landfill methane recovery Multiple* Other 0.8 0.2 5.4 6.5 41.8 13.2 3.6 15.3 6.2 MtCO2 1.1 70.2 15.3 6.4 MtCO2 Technological breakdown (42 projects) Geographic breakdown (42 projects) Endesa's CDM portfolio: 93 Mton CO2 64.5 15.3 3.2 5.7 3.2 Africa Asia Funds* Latam 6.4 41,8 13.0 3.6 15.3 3.3 5.4 2.9 0.2 0.5 0.1 0.2 0.3 3,5

31 Generation output in Spain Endesa's mainland generation output Nuclear Hydro CCGT Coal Fuel +1% +0% 58,153 57,303 1% Renew./CHP Hydro and nuclear: Conventional thermal: +25% Renewables/ CHP: +4% -6% Hydro and nuclear: Conventional thermal: +12% Renewables/ CHP: Change for rest of sector Change ENDESA GWh 17,374 17,806 5,541 6,227 26,320 25,700 5,709 5,605 881 312 2,211 1,770 9M06 9M07 APPENDIX: SPAIN AND PORTUGAL

32 Competitive mainland fuel costs thanks to a balanced generation portfolio (1) (1) Estimates (2) (2) Conventional thermal facilities ex fuel-oil Cost of mainland fuel in Ordinary Regime Load factor of thermal plants(2) vs. rest of the sector Even against a backdrop of higher rainfall, Endesa still boasts the most competitive and efficient generation business in the sector euro/MWh Endesa Rest of the Sector (1) Rest of the sector Endesa 22.1 16.5 49% 70% APPENDIX: SPAIN AND PORTUGAL

33 Competitive mainland fuel costs Fuel costs impact breakdown (1) euro32.0/MWh in 9M07 and euro29.4 in 9M06 ex-ATR. (2) Net of coal premiums. Gross cost was euro25.2/MWh in 2007 and euro23.6/MWh in 2006. Includes imported coal consumed by national coal plants. Mainland unit fuel costs breakdown euro/MWh 9M06 9M07 CCGT (1) 36.2 8.9% Domestic coal (2) 22.3 2.6% Imported coal 19.5 -2.5% Fuel 81.0 98.6% Total average % chg Avg conventional thermal output 19.0 160.9 26.0 2.4% 33.2 22.9 26.6 16.2 1.7% 16.5 9M06 9M07 899 Increase in raw material prices Better mix +58 -37 euroM 920 APPENDIX: SPAIN AND PORTUGAL

34 Renewables and CHP technologies have been strongly affected by drop in pool prices (1) Accounting output (corresponding to booked sales) EBITDA (euroM) -5% 132 9M07 9M06 126 Sale price Renewable & CHP 95.4 euro/MWh 83.3 euro/MWh -13% Output(1) 1,770 GWh 2,211 GWh +25% APPENDIX: SPAIN AND PORTUGAL

35 APPENDIX: SPAIN AND PORTUGAL Renewables/CHP: operating indicators Installed capacity Output MW Total CHP Wind Mini-hydro Other Net 1,454 969 194 46 245 Account. 1,106 865 185 22 34 Gross 2,253 1,356 238 140 519 9M 2006 Net Account. Gross 9M 2007 GWh Total CHP Wind Mini-hydro Other Net 2,701 1,418 377 147 760 Account. 1,763 1,241 365 70 87 Gross 4,664 2,005 404 438 1,816 9M 2006 Net 2,863 1,807 426 154 476 Account. 2,211 1,607 413 94 97 Gross 4,605 2,495 460 463 1.187 9M 2007 1,652 1,199 196 46 211 1,352 1,104 187 22 39 2,447 1,614 240 140 452

APPENDIX: SPAIN AND PORTUGAL

Lower CO_2 cost

Mainland emissions deficit x **CO_2 average price** = **Economic impact** (1)

Mton CO_2 | €/tn CO_2 | €M


Mainland
9M06
5.9
27.6
+0%
9M07
7.8
27.7
Mainland

	CO_2 average price (€/tn CO_2)
9M06	13.00
9M07	0.08


9M06
77
38
115
-80%
1
9M07
22
23
Depreciation of portfolio (2)

(1) Also, the updated value of CO_2 rights in the 2006 deficit included in the balance sheet until April due to falling prices had a positive impact on EBITDA of €41M and -€41M on depreciation and amortisation.

(2) Due to an adjustment in the market value of rights consumed in 9M07, under IFRS, included under depreciation and amortisation. An additional €12M adjustment was made to the depreciation charge to reflect the decline in the market value of the CO_2 emission rights purchased and not used. In 9M06 this totalled €6M.

36

37 APPENDIX: EUROPE Integrated management of asset portfolio Trading EBITDA: euro27M Additional contributions: -Endesa Italia: euro18M -Endesa France: euro10M 16 GWh 1.879 GWh 128 GWh 68 GWh 5 GWh 81 GWh 15 GWh Physical assets Virtual assets Interconnection 342 GWh 132 GWh 83 GWh

38 Scandale(1): Tavazzano 9: Monfalcone 3 and 4: 800 MW CCGT Under construction Start up in 2008 4000 MW CCGT EPC awarded Start up in 2010 800 MW repowering Authorization process Start up in 2010 Fiume Santo 5: (1) 50% Endesa- 50% ASM Brescia 410 MW coal plant Under agreement with Cerdeña Region Start up in 2012 Conventional electric capacity plan in Italy APPENDIX: EUROPE

39 Livorno: Monfalcone: Porto Torres: Regasification capacity plan in Italy Capacity around 8 bcm (100% assigned to Endesa) Off-shore terminal Project in an advanced stage in the authorization process Strategic project according to Italian authorities Start up in 2012 Capacity around 4 bcm (50% asssigned to Endesa) Floating off-shore terminal Investment around euro450M Fully authorized project Work started in 1Q07 and expected to come on stream in 2H09 Agreement with Cerdeña Region for terminal construction Future CCGT capacity development at Fiumesanto site, linked to terminal construction Gas access from Galci project Development of gas infrastructure as a way to access competitive gas for generators in Italy APPENDIX: EUROPE

40 CCGTs capacity plan in France 860 430 430 860 2 ,58 0 430 Emile Huchet •EPC awarded. Under construction Lucy •Project proposals solicited Lacq •Project proposals solicited Authorized capacity Provence •Advanced stage in the authorization process TOTAL CCGTs France Authorized CCGT: 2,580 MW 3,010 MW Hornaing •EPC being negotiated APPENDIX: EUROPE

41 Renewables in Europe: wind projects APPENDIX: EUROPE Start-up 3Q05 3Q06 1Q07 1Q04 1Q07 1Q07 Gross capacity 179 14 24 42 20 10 10 20 Operational wind output in Europe MW Total Italy Iardino Vizzini Montecute Total France Lehaucourt Poggi Alti Trapani 2Q07 32 Florinas 17 17 Total Greece Sidirokastro

42 Cash returns from Latin America LATIN AMERICA 59% of the USD1,600M committed for the period 2005-09 fulfilled USD184M from Enersis dividend against 2006 earnings S&P upgraded Enersis and Endesa Chile to BBB stable 9M07 (USDM) Dividends and interest Capital reductions & others Disposals Total 13 362 375 340 569 936 27 2005-06 327 207 561 27 Total

APPENDIX: LATIN AMERICA

Highlights by country

	9M07 EBITDA (€M)	Highlights
Argentina	Gen: €89M (-7%) Dist: €106M (+203%)	▪ Sharp sales growth (+9%) ▪ Application of new distribution tariffs (+38% in dist. cum. value/VAD) and retroactive recognition to Nov 2005 ▪ Gas and electricity supply restrictions during winter. The situation has improved since mid-September. ▪ Fall in electricity output (lower rainfall and low availability of gas in period) ▪ Acquisition of 5.5% of Costanera and 17.2% of Chocón (d&i)
Brazil	Gen: €161M (+36%) Dist: €389M (+13%) Trans: €36M(N/A)	▪ Better distribution margins due to lower surcharges ▪ Tariff revision at Coelce (provisional VAD -7%) and annual tariff revision at Ampla (VAD +10%) ▪ Higher generation unit revenue. Lower hydro (rainfall) and thermal output (gas shortage at Fortaleza plant) ▪ Cien: Advances made in renegotiating new retribution model, export agreement with CAMMESA (June to September) ▪ Strong appreciation of the Brazilian real (+16% vs. USD)
Peru	Gen: €113M (+2%) Dist: €67 M (+6%)	▪ Sharp jump in demand (7%) at Edelnor ▪ Strong rise in output (17%) due to start up of Ventanilla CC despite lower prices due to higher rainfall ▪ Saturation at the interconnection between northern and central systems affecting generation contracts ▪ Additional capacity Recognition at Ventanilla (37 MW)

43

APPENDIX: LATIN AMERICA

Highlights by country

	9M07 EBITDA (€M)	Highlights
Colombia	**Gen: €191M** (+14%) **Dist: €218M** (+2%)	▪ Sharp growth in demand (7%) ▪ Emgesa-Betania merger effective 1 September ▪ Fall in output (8%) due to lower rainfall and increased maintenance work (Guavio hydro plant) ▪ Increase in output at Guavio hydro plant (+50 MW) due to operating enhancements at the plant (since Feb 07) ▪ Strong appreciation of the Colombian peso (+11% vs. USD) ▪ Implementation of the wealth tax (-€29M EBITDA)
Chile	**Gen: €366M** (-16%) **Dist: €144 M** (-10%)	▪ Lower rainfall and restrictions on gas from Argentina. High utilisation of liquid fuels ▪ Successive increases in node price to USD104/MWh since 1 Nov (+55% vs. Dec06) ▪ San Isidro II gas turbine (249 MW) commissioned. CCGT slated for closure in 2008. ▪ Start of construction work on the Quintero LNG plant ▪ Construction contract for Bocamina II (345 MW) and TG Quintero (250MW) awarded ▪ Acquisition of 50% of GasAtacama and sales agreement with Southern Cross. New agreement with mining companies ▪ Lower subtransmission tariff at Chilectra (-€36M EBITDA) ▪ Tokman Law passed (covering bankruptcy of generation company or early termination of electricity supply contracts)

44

45 Direct stakes held by Endesa Internacional APPENDIX: LATIN AMERICA Direct 60.6% 60% Generation business Operating companies Distribution business euroM Codensa: 27% 213 218 386 Emgesa: 23% 143 191 402 EEB: 5% n/a n/a n/a E. Brasil: 28% 428 544 1.127 Edesur: 6% 35 106 35 DockSud: 40% 19 22 128 Edelnor: 18% 63 67 145 Edegel: 6% 95 89 316 Piura: 48% 16 24 - Pangue: 5% 53 24 107 % direct stake Proportional EBITDA 237 290 EBITDA 9M06 Debt SEPT07(*) EBITDA 9M07 (*) Total net debt. Includes intragroup debts of euro52M at DockSud, euro17M at Endesa Brasil and euro103M at Pangue

46 Significant unrealised capital gains in Latin America APPENDIX: LATIN AMERICA * Market value of stake in Enersis + and book value for rest of portfolio (plus an estimated euro700M in additional market value) Group Other stakes 6,500 3,900 euroM 4,900 3,000 900 900 700 Market value 30/09/07* Book value 30/09/07 Endesa's Assets in Latin America Valuation

47 Disclaimer This presentation contains certain “forward-looking” statements regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and they are subject to material risks, uncertainties, changes and other factors that may be beyond ENDESA’s control or may be difficult to predict. Forward-looking statements include, but are not limited to, information regarding: estimated future earnings; anticipated increases in wind and CCGTs generation and market share; expected increases in demand for gas and gas sourcing; management strategy and goals; estimated cost reductions; tariffs and pricing structure; estimated capital expenditures and other investments; estimated asset disposals; estimated increases in capacity and output and changes in capacity mix; repowering of capacity and macroeconomic conditions. For example, the 2007-2009 EBITDA (gross operating profit as per ENDESA's consolidated income statement) targets included in this presentation are forward-looking statements and are based on certain assumptions which may or may not prove correct. The main assumptions on which these expectations and targets are based are related to the regulatory setting, exchange rates, divestments, increases in production and installed capacity in markets where ENDESA operates, increases in demand in these markets, assigning of production amongst different technologies, increases in costs associated with higher activity that do not exceed certain limits, electricity prices not below certain levels, the cost of CCGT plants, and the availability and cost of the gas, coal, fuel oil and emission rights necessary to run our business at the desired levels. In these statements we avail ourselves of the protection provided by the Private Securities Litigation Reform Act of 1995 of the United States of America with respect to forward-looking statements. The following important factors, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements: Economic and industry conditions: significant adverse changes in the conditions of the industry, the general economy or our markets; the effect of the prevailing regulations or changes in them; tariff reductions; the impact of interest rate fluctuations; the impact of exchange rate fluctuations; natural disasters; the impact of more restrictive environmental regulations and the environmental risks inherent to our activity; potential liabilities relating to our nuclear facilities. Transaction or commercial factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments. Delays in or impossibility of obtaining the pertinent permits and rezoning orders in relation to real estate assets. Delays in or impossibility of obtaining regulatory authorisation, including that related to the environment, for the construction of new facilities, repowering or improvement of existing facilities; shortage of or changes in the price of equipment, material or labour; opposition of political or ethnic groups; adverse changes of a political or regulatory nature in the countries where we or our companies operate; adverse weather conditions, natural disasters, accidents or other unforeseen events, and the impossibility of obtaining financing at what we consider satisfactory interest rates. Political/governmental factors: political conditions in Latin America; changes in Spanish, European and foreign laws, regulations and taxes. Operating factors: technical problems; changes in operating conditions and costs; capacity to execute cost-reduction plans; capacity to maintain a stable supply of coal, fuel and gas and the impact of the price fluctuations of coal, fuel and gas; acquisitions or restructuring; capacity to successfully execute a strategy of internationalisation and diversification. Competitive factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets. Further details on the factors that may cause actual results and other developments to differ significantly from the expectations implied or explicitly contained in the presentation are given in the Risk Factors section of Form 20-F filed with the SEC and in the ENDESA Share Registration Statement filed with the Comision Nacional del Mercado de Valores (the Spanish securities regulator or the “CNMV” for its initials in Spanish). No assurance can be given that the forward-looking statements in this document will be realised. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements.

48 1H07 Results Strong growth across all businesses 15 November 2007 9M07 Results